UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Macquarie Infrastructure Company Trust

(Name of Issuer)

Shares of Trust Stock

(Title of Class of Securities)

55607X 10 8

(Cusip Number)

Peter Stokes
Macquarie Infrastructure Company Trust
600 Fifth Avenue, 21st Floor
New York, NY 10020
Telephone: (212) 548-6538

Shemara Wikramanayake
Macquarie Infrastructure Management (USA) Inc.
600 Fifth Avenue, 21st Floor
New York, NY 10020
Telephone: (212) 581-8037

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:

Antonia E. Stolper
Shearman & Sterling LLP
599 Lexington Avenue
New York, New York 10022
Telephone: (212) 848-4000

December 21, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No. 55607X 10 8

1.	Name of Reporting Person: Macquarie Infrastructure Management (USA) Inc.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 2,000,100

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 2,000,100

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,000,100

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 7.52%

14.	Type of Reporting Person (See Instructions): CO

Item 1. Security and Issuer.

     The class of equity securities to which this Statement on Schedule 13D relates is the shares of Trust stock (the “Shares of Trust Stock”) of Macquarie Infrastructure Company Trust, a Delaware statutory trust (the “Issuer”), with its principal executive offices located at 600 Fifth Avenue, 21st Floor, New York, New York, 10020.

Item 2. Identity and Background.

     This statement on Schedule 13D is being filed by Macquarie Infrastructure Management (USA) Inc., a corporation organized under the laws of Delaware (the “Reporting Person”). The Reporting Person has its principal offices at 600 Fifth Avenue, 21st Floor, New York, New York, 10020, United States.

     The Reporting Person is an indirect wholly owned subsidiary of Macquarie Bank Limited (“MBL”), a company formed under the laws of Australia. The Reporting Person is 100% directly owned by Macquarie Investment Holdings Inc. (“MIHI”), a Delaware corporation. Macquarie Holdings (USA) Inc. (“MHUSA”), a Delaware corporation, owns 90% of the shares of common stock of MIHI, the remaining 10% being held by Macquarie International Investments Pty Limited, a company formed under the laws of Australia (“MIIPL”). 100% of MIHI’s preferred stock is held by MIIPL. MHUSA is a direct wholly owned subsidiary of Macquarie Equities (US) Holdings Pty Limited, a company formed under the laws of Australia (“MEUSH”). MIIPL and MEUSH are direct wholly owned subsidiaries of MBL, the ultimate controlling entity of the Reporting Person.

     MBL, MEUSH and MIIPL have their principal offices at No. 1 Martin Place, Sydney, New South Wales 2000, Australia. MHUSA and MIHI have their principal offices at 600 Fifth Avenue, 21st Floor, New York, New York, 10020, United States.

     The directors and executive officers of the Reporting Person and the directors and executive officers of MBL are set forth on Schedules I and II attached hereto, respectively. Schedules I and II set forth the following information with respect to each such person:

     (i) name;

     (ii) business address (or residence address where indicated);

     (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

     (iv) citizenship.

     (d)-(e) During the last five years, neither the Reporting Person nor any person named in Schedules I and II has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

     This statement on Schedule 13D is being filed as a result of the Reporting Person entering into the Private Placement Agreement (as defined in Item 4) in connection with the Management Services Agreement (as defined in Item 4) and the Registration Rights Agreement (as defined in Item 4). The full amount of the $50 million purchase price for the Shares of Trust Stock acquired in connection with the Private Placement (as defined in Item 4) was provided to the Reporting Person by MIHI, an affiliate of both the Reporting Person and MBL, and an indirect wholly-owned subsidiary of MBL, pursuant to the terms of a promissory note (the “Promissory Note”) annexed hereto as Exhibit A.

Item 4. Purpose of Transaction.

     The Reporting Person acquired 2,000,000 of Shares of Trust Stock of the Issuer pursuant to a Private Placement Agreement dated December 15, 2004 (the “Private Placement Agreement”) among the Reporting Person, Macquarie Infrastructure Company LLC, a Delaware limited liability company (the “LLC”) and the Issuer. The Private Placement Agreement was executed in connection with (i) a Management Services Agreement dated December 21, 2004 (the “Management Services Agreement”) among the Reporting Person, the LLC, Macquarie Infrastructure Company Inc., a Delaware corporation, and certain directly wholly owned subsidiaries of the LLC (each a “Managed Subsidiary” and, together, the “Managed Subsidiaries”), and (ii) a Registration Rights Agreement dated December 21, 2004 (the “Registration Rights Agreement”) among the Reporting Person, the LLC and the Issuer.

     Pursuant to the Management Services Agreement, the LLC and each Managed Subsidiary has agreed to appoint the Reporting Person to manage their business and affairs under the supervision and control of the respective board of directors of the LLC and each Managed Subsidiary and to perform the services described therein in accordance with the terms of the Management Services Agreement.

     As a condition to the entering into the Management Services Agreement, the Reporting Person agreed, pursuant to the Private Placement Agreement, to acquire from the LLC, in a separate private placement closing concurrently with the initial public offering of the Shares of Trust Stock (the “IPO”), 2,000,000 of Shares of Trust Stock having an aggregate purchase price of $50 million (the “Private Placement”), at a per share purchase price equal to the per share IPO price (the “IPO Price”), consisting of (i) 1,400,000 of Shares of Trust Stock comprising 70% of the Reporting Person’s Private Placement (the “Initial Investment”) and (ii) 600,000 Shares of Trust Stock comprising 30% of the Reporting Person’s Private Placement (the “Additional Investment”). The Additional Investment may be disposed at any time from and after the closing of the IPO, which occurred on December 21, 2004 (the “IPO Closing Date”). The Initial Investment is required to be held for a period of not less than 12 months from the IPO Closing Date. At any time from and after the first anniversary of the IPO Closing Date, the Reporting Person may dispose of a further 35% of the Private Placement and may dispose of the balance of the Private Placement at any time from and after the third anniversary of the IPO Closing Date.

     Pursuant to the terms of the Management Services Agreement, the Reporting Person may be entitled to receive additional shares of Trust stock of the Issuer. The Reporting Person has the right but not the obligation to invest all or portion of the management fees it receives from the LLC and the Managed Subsidiaries, from time to time, in shares of Trust stock in accordance with the terms therein (each, a “Management Fee Investment”, together, the “Management Fee Investments”).

     Pursuant to the terms of the Management Services Agreement, for so long as the Reporting Person or any affiliate of the Reporting Person holds shares of Trust stock with an aggregate value of no less than $5 million, based on the IPO Price, the Reporting Person has the right to appoint one director to the LLC’s board of directors and an alternate for such appointee, and such director, or alternate, if applicable, will serve as the chairman of the board of directors. The Reporting Person will also second to the LLC the LLC’s chief executive officer and chief financial officer on a wholly dedicated basis. In addition, the Reporting Person will second to the LLC one or more individuals to serve as officers or otherwise of the LLC, as agreed between the Reporting Person and the LLC.

     As a condition to the Reporting Person’s obligation to purchase shares of Trust stock in the Initial Investment and the Additional Initial Investment and in order to induce the Reporting Person to make Management Fee Investments, the LLC entered into the Registration Rights Agreement. Pursuant to such Registration Rights Agreement, among other things, each of the LLC and the Issuer has agreed to file a shelf registration statement under the Securities Act of 1933, as amended, relating to the resale of all the shares of Trust stock owned by the Reporting Person as soon as reasonably possible following the first anniversary of the IPO Closing Date, or earlier if requested by the Reporting Person to cover the Additional Investment or any Management Fee Investment.

     Except as set forth above, the Reporting Person has not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, (e) any material change in the Issuer’s capitalization or dividend policy, (f) any other material change in the Issuer’s business or corporate structure, (g) any change in the Issuer’s organizational documents or other or instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person, (h) causing a class of the Issuer’s securities to be deregistered or delisted, (i) a class of equity securities of the Issuer becoming eligible for termination of registration or (j) any action similar to any of those enumerated above.

     The Private Placement Agreement, the Management Services Agreement and the Registration Rights Agreement are annexed hereto as Exhibit B, C and D, respectively.

Item 5. Interest in Securities of the Issuer.

     (a)-(b) In connection with the formation of the Issuer and the LLC, the Reporting Person purchased 100 shares of Trust stock of the Issuer. Therefore, as of this date of this filing, the Reporting Person beneficially owns 2,000,100 shares, which represent 7.52% of the total number of shares of Trust stock outstanding. This ownership percentage assumes there are 26,610,100 shares of Trust stock of the Issuer outstanding, based on the most recently available filing with the Securities and Exchange Commission. As a result, the Reporting Person has sole power to direct the vote and to direct the disposition of 2,000,100 Shares.

     (c) Except as disclosed in Item 4, the Reporting Person has not effected any transaction in the Shares of Trust Stock during the past 60 days.

     (d) Not applicable.

     (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Other than the Promissory Note, the Private Placement Agreement, the Management Services Agreement and the Registration Rights Agreement mentioned above, to the best knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any persons with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the Shares of Trust Stock, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving of withholding of proxies.

Item 7. Material to Be Filed as Exhibits.

Exhibit	Description
A.	Promissory Note dated December 21, 2004 among Macquarie Infrastructure Management (USA) Inc. and Macquarie Investment Holdings Inc.

B.	Private Placement Agreement dated December 15, 2004 among Macquarie Infrastructure Management (USA) Inc., Macquarie Infrastructure Company LLC and Macquarie Infrastructure Company Trust

C.	Management Services Agreement dated December 21, 2004 among Macquarie Infrastructure Management (USA) Inc., Macquarie Infrastructure Company LLC, Macquarie Infrastructure Company Inc. and certain directly wholly owned subsidiaries of Macquarie Infrastructure Company LLC

D.	Registration Rights Agreement dated December 21, 2004 among Macquarie Infrastructure Management (USA) Inc., Macquarie Infrastructure Company LLC and Macquarie Infrastructure Company Trust

     D. Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

December 30, 2004	MACQUARIE INFRASTRUCTURE MANAGEMENT (USA) INC.
	By:	/s/ Peter Stokes
		Name:	Peter Stokes
		Title:	Chief Executive Officer

Schedule I

     The name and present principal occupation of each of the executive officers and directors of Macquarie Infrastructure Management (USA) Inc. are set forth below. Unless otherwise noted, each of these persons is an Australian citizen and has as his/her business address 600 Fifth Avenue, 21st Floor, New York, New York, 10020, United States.

Position with Reporting
Name	Person	Principal Occupation
Peter Stokes	Chief Executive Officer	Investment Banker

Greg Osborne	Executive Director (Business Address: No. 1 Martin Place, Sydney, NSW 2000, Australia)	Investment Banker

Shemara Wikramanayake	Executive Director	Investment Banker

Alan Stephen Peet	Division Director	Investment Banker

John B. Mullin (US Citizen)	Secretary and Treasurer	Investment Banker

Schedule II

     The name and present principal occupation of each of the executive officers and directors of MBL are set forth below. Unless otherwise noted, each of these persons is an Australia citizen and has as his/her business address No.1 Martin Place, Sydney New South Wales 2000, Australia.

Name	Position with MBL	Principal Occupation
David S. Clarke	Executive Chairman	Investment Banker

Mark R.G. Johnson	Deputy Chairman	Investment Banker

Allan E. Moss	Managing Director and Chief Executive Officer	Investment Banker

John G. Allpass	Non-Executive Voting Director	Company Director

Laurence G. Cox	Executive Voting Director	Investment Banker

Peter M. Kirby	Non-Executive Voting Director	Company Director

Catherine B. Livingstone	Non-Executive Voting Director	Company Director

Barrie R. Martin	Non-Executive Voting Director	Company Director

H. Kevin McCann	Non-Executive Voting Director	Company Director

John R. Niland	Non-Executive Voting Director	Company Director

Helen M. Nugent	Non-Executive Voting Director	Company Director

Gregory Ward	Chief Financial Officer	Investment Banker

Dennis Leong	Company Secretary	Company Secretary

Wallace Richard Sheppard	Deputy Managing Director	Investment Banker

Angela Michelle Blair	Assistant Company Secretary	Company Secretary

Amelia Cho	Assistant Company Secretary	Company Secretary

EXHIBIT INDEX

Exhibit	Description	Page No.
A.	Promissory Note dated December 21, 2004 among Macquarie Infrastructure Management (USA) Inc. and Macquarie Investment Holdings Inc.	A-1

B.	Private Placement Agreement dated December 15, 2004 among Macquarie Infrastructure Management (USA) Inc., Macquarie Infrastructure Company LLC and Macquarie Infrastructure Company Trust	B-1

C.	Management Services Agreement dated December 21, 2004 among Macquarie Infrastructure Management (USA) Inc., Macquarie Infrastructure Company LLC, Macquarie Infrastructure Company Inc. and certain directly wholly owned subsidiaries of Macquarie Infrastructure Company LLC	C-1

D.	Registration Rights Agreement dated December 21, 2004 among Macquarie Infrastructure Management (USA) Inc., Macquarie Infrastructure Company LLC and Macquarie Infrastructure Company Trust	D-1